JG

SECU[illegible]

16022058

SEC Mail Processing Section AUG 29 2016 Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West 2nd Floor

(No. and Street)

Westport,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McDonald 203.662.9700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter D. Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer & President

Title

Notary Public

Marion Lanice Miller
Notary Public
My Commission Expires Sept. 30, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Euro Pacific Capital, Inc.:

We have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc. ("the Company") as of June 30, 2016, and the related notes (the "financial statements"). These financial statements are the responsibility of Euro Pacific Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc. as of June 30, 2016, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 25, 2016

EURO PACIFIC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2016

Assets		
Cash	$	1,291,324
Cash, customer escrow		13,599
Deposits with clearing organizations		100,000
Receivables:		
Clearing organizations		1,177,423
Other		72,500
Employees		12,400
Deposits		37,709
Investments in securities, at fair value		20,770
Securities owned, at fair value		21,514
Prepaid expenses and other assets		125,243
Corporate income taxes recoverable		64,868
Property and equipment, net		219,151
Deferred tax recovery		183,573
Total Assets	$	3,340,074
Liabilities and Shareholder's Equity		
Liabilities		
Payables:		
Other	$	536,591
Clearing organizations		10,263
Accrued liabilities		806,188
Deferred revenue		10,000
Total Liabilities		1,363,042
Shareholder's Equity		
Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding		1,000
Additional paid-in-capital		296,935
Retained earnings		1,775,097
Cost of common stock held in treasury, 400 shares		(96,000)
Total Shareholder's Equity		1,977,032
Total Liabilities and Shareholder's Equity	$	3,340,074

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF ORGANIZATION

Euro Pacific Capital, Inc. (the "Company"), a California corporation, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and with the Financial Industry Regulatory Authority ("FINRA").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company has established revenue recognition policies for each of its income items, including brokerage revenue, private placement commission, and Perth Mint trading revenue.

BROKERAGE REVENUE

The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT ADVISORY REVENUE

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

REGISTERED OFFERINGS AND PRIVATE PLACEMENT COMMISSION REVENUE

Registered offerings and private placement commission revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or part of a selling group. Registered offerings and private placement commissions are recorded at the time the transaction is completed and the commission earned is reasonably determinable.

PERTH MINT TRADING REVENUE

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis.

ADVISORY REVENUE – OTHER

Other advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

VALUATION TECHNIQUES

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as Other Revenue in the statement of income. Derivative contracts consist of warrants.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION TECHNIQUES (CONTINUED)

Derivative Contracts (continued)

the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

SECURITIES OWNED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the operating statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

STOCK-BASED COMPENSATION

The company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. Once the trade has completed, the corresponding deposit liability is offset and the commissions from the completed trades remain in the escrow account until paid out. As of June 30, 2016, the escrow account held no customer escrow deposits or client purchase deposit liabilities and the account had $13,599 in commissions from completed trades in the escrow account.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2016:

Description	Level 1	Level 2	Level 3	Total
Assets				
Mutual Funds:				
Foreign large blend	$ --	$ 3,664	$ --	$ 3,664
China region	--	4,811	--	4,811
Total Mutual Funds	$ --	$ 8,475	$ --	$ 8,475
Common Stocks:				
China:				
Industrials	96	--	--	96
New Zeland:				
Real estate	12,713	--	--	12,713
United States:				
Basic materials-mining	230	--	--	230
Total Common Stocks	$ 13,039	$ --	$ --	$ 13,039
Derivative Contracts:				
United States:				
Oil production	--	--	81	81
Scientific & technical instruments	--	--	4	4
Technology	--	--	13,858	13,858
Canada:				
Basic materials-mining	--	--	6,827	6,827
Total Derivative Contracts	$ --	$ --	$ 20,770	$ 20,770
Total Assets	$ 13,039	$ 8,475	$ 20,770	$ 42,284

	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased	$ -	$ -	$ -	$ -
Total Liabilities	$ --	$ --	$ -	$ --

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2016;

Level 3 Rollforward	Warrants
Balance – Beginning June 30, 2015	$19,944
Transfers into Level 3	--
Purchases	3,445
Sales	--
Change in unrealized gains (losses)	(2,619)
Balance – Ending June 30, 2016	$20,770

NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

WARRANTS

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

NOTE 5– DERIVATIVE CONTRACTS (CONTINUED)

VOLUME OF DERIVATIVE ACTIVITIES

At June 30, 2016, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts
Equity price:		
Warrants	$ 364,748	2,545,201

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2016.

IMPACT OF DERIVATIVES ON THE STATEMENT OF FINANCIAL CONDITION AND STATEMENT OF OPERATIONS

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2016. The following table also identifies the net gain (loss) amount included in net realized gain or loss and net change in unrealized appreciation/depreciation on investments in securities recorded as other revenue in the statement of operations, categorized by primary underlying risk, for the year ended June 30, 2016:

Primary Underlying Risk	Derivative Assets	Amount of Gain (Loss)
Equity price:		
Warrants	$ 20,770	$ (2,619)

NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2016, property and equipment consisted of the following:

Computers	$	336,805
Furniture and fixtures		75,189
Automobiles		141,937
Leasehold improvements		24,745
Total		578,676
Less: accumulated depreciation		359,525
Net property and equipment	$	219,151

NOTE 7 – STOCK OPTION PLAN

In 2012, the Company adopted the 2012 Euro Pacific Capital, Inc. Incentive Plan (the "Plan"). The Plan authorized the Board to grant options for a maximum of 150 shares to eligible employees and directors under incentive and non-statutory stock option agreements. Eligible participants who are not employees may be granted only non-statutory stock options. Each stock option shall have a stated exercise price of $166,000 per share of stock on the date of grant. The options must be exercised within 10 years of the grant date. All grants as of June 30, 2016, fully vest on date of grant. As of June 30, 2016, there were no unvested options.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding July 1, 2015	100	$166,000	$166,000
Granted	--	--	--
Exercise	--	--	--
Canceled	--	--	--
Options outstanding, June 30, 2016	100	$166,000	$166,000
Options exercisable, June 30, 2016	100	$166,000	$166,000

NOTE 7 – STOCK OPTION PLAN (CONTINUED)

The weighted average grant date fair value using the Black-Scholes option pricing model was $19,447 per share during the year ended June 30, 2013. The compensation expense attributable to options granted of $1,944,658 (100 shares x $19,447/share) and related additional paid in capital was adjusted during the year ended June 30, 2016 to adjust the prior valuation to zero, based on the certainty that the options will never be exercised. The $1,944,658 reduction in expense is included in Employee costs and benefits of $6,401,299 as reported on the statement of operations. The additional paid in capital reflects the adjustment as reported on the statement of changes in shareholder's equity. There was no other unrecognized compensation expense associated with these options.

NOTE 8 – INCOME TAXES

The current and deferred portion of the income tax expense (recovery) included in the statement of operations for the year ended June 30, 2016 is as follows:

	Current	Deferred	Total
Federal tax (recovery)	$ (61,124)	$ 643,263	$ 582,139
State tax (recovery)	40,371	283,793	324,164
	$ (20,753)	$ 927,056	$ 906,303

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of June 30, 2016 are:

Deferred tax assets (liabilities):	
Unrealized gains and losses	93,792
Legal settlements	88,200
Accrued employee benefits	33,682
Rent amortization	15,077
Other	4,690
Depreciation	(51,868)
Total	$ 183,573

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2016.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2016.

NOTE 9 – DEFERRED REVENUE

The Company offers various advisory services and bills on a quarterly basis. As of June 30, 2016, $10,000 in fees were pre-collected for advisory service to be performed after June 30, 2016.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space in various locations including Westport, Connecticut, El Segundo, Newport Beach and Santa Monica, California, and Scottsdale, Arizona. These leases expire on various dates through 2019.

Rent expense was approximately $591,010 for the year ended June 30, 2016.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2016 were as follows:

2017	$	436,227
2018		183,931
2019		63,006
	$	683,164

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes as of June 30, 2016, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 11 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified 401(k) Plan under IRC section 401(a). Employees are eligible to participate in this plan after one (1) full year of employment and 1,000 hours of service. The Company paid a $11,553 Qualified Non Elective Contribution for the fiscal year ended June 30, 2016

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended June 30, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2016, the Company had net capital of $1,234,934 which exceeded required net capital of $100,000 by $1,134,934. The Company's ratio of aggregate indebtedness to net capital was 1.10 to 1 at June 30, 2016, which was less than the maximum ratio of 15 to 1.

NOTE 14 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$1,234,934
Adjustments:	
	-
Total adjustments	-
Net capital per audited statements	$1,234,934

NOTE 15 – RELATED PARTY TRANSACTIONS

During the year ended June 30, 2016, the Company had transactions with Euro Pacific Asset Management and Digital Offering Inc. which are entities related through common ownership. The Company is also related through common management with Digital Offering Inc. Related party transactions included the following:

Consulting Fees and Payables, Other

The Company has a sub-advisory agreement with Euro Pacific Asset Management ("EPAM") to act as an investment advisor for clients seeking investment advisory services pursuant to executed advisory contracts. The Company paid EPAM $910,510 in Consulting Fees, of which $354,391 was accrued and included in Payables, Other at June 30, 2016. Consulting Fees paid to EPAM are billed to the Company monthly and are due upon presentation.

Commission Expense and Accrued Expenses

The Company has an agreement with Digital Offering Inc, whereby the Company will be the lead placement agent and Digital Offering Inc. will be the co-placement agent for all private placements that the Company originates, where using Digital Offering's online platform to facilitate the private placement of securities, to the extent feasible. Under this arrangement, Digital Offering earned $161,588 of fees in the year ended June 30, 2016. There were no fees included in Accrued Expenses at June 30, 2016. Digital Offering, Inc. ceased business as of June 30, 2016 thereby ending the agreement with this entity.

NOTE 16 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2016 or during the year then ended.